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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*


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                               HEALTHMARKETS, INC.
                                (Name of Issuer)

                CLASS A-1 COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (Title of Class of Securities)

                                    902737105

                                 (CUSIP Number)


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   BLACKSTONE CAPITAL PARTNERS IV L.P., BLACKSTONE CAPITAL PARTNERS IV-A L.P.,
               BLACKSTONE FAMILY INVESTMENT PARTNERSHIP IV-A L.P.,
                  BLACKSTONE PARTICIPATION PARTNERSHIP IV L.P.,
          BLACKSTONE MANAGEMENT ASSOCIATES IV L.L.C., PETER G. PETERSON
                            AND STEPHEN A. SCHWARZMAN

                            C/O THE BLACKSTONE GROUP
                                 345 PARK AVENUE
                            NEW YORK, NEW YORK 10154
                                 (212) 583-5000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

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                                  APRIL 5, 2006

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the
following box.     |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------- -----------------------------------------------------------------------
  1.     Names of Reporting Persons
         -----------------------------------------------------------------------
         BLACKSTONE CAPITAL PARTNERS IV L.P.

         I.R.S. Identification Nos. of above persons (entities only)
-------- -----------------------------------------------------------------------
  2.     Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                       (a) |_|
                                                                       (b) |X|
-------- -----------------------------------------------------------------------
  3.     SEC Use Only
-------- -----------------------------------------------------------------------
  4.     Source of Funds (See Instructions)
         OO (SEE ITEM 3)
-------- -----------------------------------------------------------------------
  5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                                |_|
-------- -----------------------------------------------------------------------
  6.     Citizenship or Place of Organization
         DELAWARE
-------- -----------------------------------------------------------------------
                         ------ ------------------------------------------------
                          7.    Sole Voting Power
Number of                       15,499,354.7
Shares                   ------ ------------------------------------------------
Beneficially              8.    Shared Voting Power
Owned by                        0
Each                     ------ ------------------------------------------------
Reporting                 9.    Sole Dispositive Power
Person With                     15,499,354.7
                         ------ ------------------------------------------------
                          10.   Shared Dispositive Power
                                0
                         ------ ------------------------------------------------
-------- -----------------------------------------------------------------------
  11.    Aggregate Amount Beneficially Owned by Each Reporting Person
         15,499,354.7
-------- -----------------------------------------------------------------------
  12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                |_|
-------- -----------------------------------------------------------------------
  13.    Percent of Class Represented by Amount in Row (11)
         57.9%*
-------- -----------------------------------------------------------------------
  14.    Type of Reporting Person (See Instructions)
         PN
-------- -----------------------------------------------------------------------

* The calculation of the foregoing percentage is based on 26,790,979.2 shares of Class A-1 Common Stock of HealthMarkets, Inc., outstanding as of April 5, 2006, as reported to the Reporting Persons by the Company.

-------- -----------------------------------------------------------------------
  1.     Names of Reporting Persons
         BLACKSTONE CAPITAL PARTNERS IV-A L.P.

         I.R.S. Identification Nos. of above persons (entities only)
-------- -----------------------------------------------------------------------
  2.     Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                       (a) |_|
                                                                       (b) |X|
-------- -----------------------------------------------------------------------
  3.     SEC Use Only
-------- -----------------------------------------------------------------------
  4.     Source of Funds (See Instructions)
         OO (SEE ITEM 3)
-------- -----------------------------------------------------------------------
  5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                                |_|
-------- -----------------------------------------------------------------------
  6.     Citizenship or Place of Organization
         DELAWARE
-------- -----------------------------------------------------------------------
                         ------ ------------------------------------------------
                          7.    Sole Voting Power
Number of                       245,239.9
Shares                   ------ ------------------------------------------------
Beneficially              8.    Shared Voting Power
Owned by                        0
Each                     ------ ------------------------------------------------
Reporting                 9.    Sole Dispositive Power
Person With                     245,239.9
                         ------ ------------------------------------------------
                          10.   Shared Dispositive Power
                                0
                         ------ ------------------------------------------------
-------- -----------------------------------------------------------------------
  11.    Aggregate Amount Beneficially Owned by Each Reporting Person
         245,239.9
-------- -----------------------------------------------------------------------
  12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)                                                 |_|

-------- -----------------------------------------------------------------------
  13.    Percent of Class Represented by Amount in Row (11)
         0.9%*
-------- -----------------------------------------------------------------------
  14.    Type of Reporting Person (See Instructions)
         PN
-------- -----------------------------------------------------------------------

* The calculation of the foregoing percentage is based on 26,790,979.2 shares of Class A-1 Common Stock of HealthMarkets, Inc., outstanding as of April 5, 2006, as reported to the Reporting Persons by the Company.

-------- -----------------------------------------------------------------------
  1.     Names of Reporting Persons
         BLACKSTONE FAMILY INVESTMENT PARTNERSHIP IV-A L.P.

         I.R.S. Identification Nos. of above persons (entities only)
-------- -----------------------------------------------------------------------
  2.     Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                       (a) |_|
                                                                       (b) |X|
-------- -----------------------------------------------------------------------
  3.     SEC Use Only
-------- -----------------------------------------------------------------------
  4.     Source of Funds (See Instructions)
         OO (SEE ITEM 3)
-------- -----------------------------------------------------------------------
  5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                                |_|
-------- -----------------------------------------------------------------------
  6.     Citizenship or Place of Organization
         DELAWARE
-------- -----------------------------------------------------------------------
                         ------ ------------------------------------------------
                          7.    Sole Voting Power
Number of                       694,658.1
Shares                   ------ ------------------------------------------------
Beneficially              8.    Shared Voting Power
Owned by                        0
Each                     ------ ------------------------------------------------
Reporting                 9.    Sole Dispositive Power
Person With                     694,658.1
                         ------ ------------------------------------------------
                          10.   Shared Dispositive Power
                                0
                         ------ ------------------------------------------------
-------- -----------------------------------------------------------------------
  11.    Aggregate Amount Beneficially Owned by Each Reporting Person
         694,658.1
-------- -----------------------------------------------------------------------
  12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                |_|

-------- -----------------------------------------------------------------------
  13.    Percent of Class Represented by Amount in Row (11)
         2.6%*
-------- -----------------------------------------------------------------------
  14.    Type of Reporting Person (See Instructions)
         PN
-------- -----------------------------------------------------------------------

* The calculation of the foregoing percentage is based on 26,790,979.2 shares of Class A-1 Common Stock of HealthMarkets, Inc., outstanding as of April 5, 2006, as reported to the Reporting Persons by the Company.

-------- -----------------------------------------------------------------------
  1.     Names of Reporting Persons
         BLACKSTONE PARTICIPATION PARTNERSHIP IV L.P.

         I.R.S. Identification Nos. of above persons (entities only)
-------- -----------------------------------------------------------------------
  2.     Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                       (a) |_|
                                                                       (b) |X|
-------- -----------------------------------------------------------------------
  3.     SEC Use Only
-------- -----------------------------------------------------------------------
  4.     Source of Funds (See Instructions)
         OO (SEE ITEM 3)
-------- -----------------------------------------------------------------------
  5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                                |_|
-------- -----------------------------------------------------------------------
  6.     Citizenship or Place of Organization
         DELAWARE
-------- -----------------------------------------------------------------------
                         ------ ------------------------------------------------
                          7.    Sole Voting Power
Number of                       47,233.8
Shares                   ------ ------------------------------------------------
Beneficially              8.    Shared Voting Power
Owned by                        0
Each                     ------ ------------------------------------------------
Reporting                 9.    Sole Dispositive Power
Person With                      47,233.8
                         ------ ------------------------------------------------
                          10.   Shared Dispositive Power
                                0
                         ------ ------------------------------------------------
-------- -----------------------------------------------------------------------
  11.    Aggregate Amount Beneficially Owned by Each Reporting Person
         47,233.8
-------- -----------------------------------------------------------------------
  12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                |_|

-------- -----------------------------------------------------------------------
  13.    Percent of Class Represented by Amount in Row (11)
         0.2%*
-------- -----------------------------------------------------------------------
  14.    Type of Reporting Person (See Instructions)
         PN
-------- -----------------------------------------------------------------------

* The calculation of the foregoing percentage is based on 26,790,979.2 shares of Class A-1 Common Stock of HealthMarkets, Inc., outstanding as of April 5, 2006, as reported to the Reporting Persons by the Company.

-------- -----------------------------------------------------------------------
  1.     Names of Reporting Persons
         BLACKSTONE MANAGEMENT ASSOCIATES IV L.L.C.

         I.R.S. Identification Nos. of above persons (entities only)
-------- -----------------------------------------------------------------------
  2.     Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                       (a) |_|
                                                                       (b) |X|
-------- -----------------------------------------------------------------------
  3.     SEC Use Only
-------- -----------------------------------------------------------------------
  4.     Source of Funds (See Instructions)
         OO (SEE ITEM 3)
-------- -----------------------------------------------------------------------
  5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                                |_|
-------- -----------------------------------------------------------------------
  6.     Citizenship or Place of Organization
         DELAWARE
-------- -----------------------------------------------------------------------
                         ------ ------------------------------------------------
                          7.    Sole Voting Power
Number of                       16,486,486.5
Shares                   ------ ------------------------------------------------
Beneficially              8.    Shared Voting Power
Owned by                        0
Each                     ------ ------------------------------------------------
Reporting                 9.    Sole Dispositive Power
Person With                      16,486,486.5

                         ------ ------------------------------------------------
                          10.   Shared Dispositive Power
                                0
                         ------ ------------------------------------------------
-------- -----------------------------------------------------------------------
  11.    Aggregate Amount Beneficially Owned by Each Reporting Person
         16,486,486.5
-------- -----------------------------------------------------------------------
  12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                |_|
-------- -----------------------------------------------------------------------
  13.    Percent of Class Represented by Amount in Row (11)
         61.5%*
-------- -----------------------------------------------------------------------
  14.    Type of Reporting Person (See Instructions)
         OO
-------- -----------------------------------------------------------------------

* The calculation of the foregoing percentage is based on 26,790,979.2 shares of Class A-1 Common Stock of HealthMarkets, Inc., outstanding as of April 5, 2006, as reported to the Reporting Persons by the Company.

-------- -----------------------------------------------------------------------
  1.     Names of Reporting Persons
         PETER G. PETERSON

         I.R.S. Identification Nos. of above persons (entities only)
-------- -----------------------------------------------------------------------
  2.     Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                      (a)  |_|
                                                                      (b)  |X|
-------- -----------------------------------------------------------------------
  3.     SEC Use Only
-------- -----------------------------------------------------------------------
  4.     Source of Funds (See Instructions)
         OO (SEE ITEM 3)
-------- -----------------------------------------------------------------------
  5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                                |_|
-------- -----------------------------------------------------------------------
  6.     Citizenship or Place of Organization
         DELAWARE
-------- -----------------------------------------------------------------------
                         ------ ------------------------------------------------
                          7.    Sole Voting Power
Number of                       16,486,486.5
Shares                   ------ ------------------------------------------------
Beneficially              8.    Shared Voting Power
Owned by                        0
Each                     ------ ------------------------------------------------
Reporting                 9.    Sole Dispositive Power
Person With                     16,486,486.5
                         ------ ------------------------------------------------
                          10.   Shared Dispositive Power
                                0
                         ------ ------------------------------------------------
-------- -----------------------------------------------------------------------
  11.    Aggregate Amount Beneficially Owned by Each Reporting Person
         16,486,486.5
-------- -----------------------------------------------------------------------
  12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                |_|
-------- -----------------------------------------------------------------------
  13.    Percent of Class Represented by Amount in Row (11)
         61.5%*
-------- -----------------------------------------------------------------------
  14.    Type of Reporting Person (See Instructions)
         IN
-------- -----------------------------------------------------------------------

* The calculation of the foregoing percentage is based on 26,790,979.2 shares of Class A-1 Common Stock of HealthMarkets, Inc., outstanding as of April 5, 2006, as reported to the Reporting Persons by the Company.

-------- -----------------------------------------------------------------------
  1.     Names of Reporting Persons
         STEPHEN A. SCHWARZMAN

         I.R.S. Identification Nos. of above persons (entities only)
-------- -----------------------------------------------------------------------
  2.     Check the Appropriate Box If a Member of a Group (See Instructions)
                                                                       (a) |_|
                                                                       (b) |X|
-------- -----------------------------------------------------------------------
  3.     SEC Use Only
-------- -----------------------------------------------------------------------
  4.     Source of Funds (See Instructions)
         OO (SEE ITEM 3)
-------- -----------------------------------------------------------------------
  5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)                                                |_|
-------- -----------------------------------------------------------------------
  6.     Citizenship or Place of Organization
         DELAWARE
-------- -----------------------------------------------------------------------
                         ------ ------------------------------------------------
                          7.    Sole Voting Power
Number of                       16,486,486.5
Shares                   ------ ------------------------------------------------
Beneficially              8.    Shared Voting Power
Owned by                        0
Each                     ------ ------------------------------------------------
Reporting                 9.    Sole Dispositive Power
Person With                      16,486,486.5
                         ------ ------------------------------------------------
                          10.   Shared Dispositive Power
                                0

                         ------ ------------------------------------------------
-------- -----------------------------------------------------------------------
  11.    Aggregate Amount Beneficially Owned by Each Reporting Person
         16,486,486.5
-------- -----------------------------------------------------------------------
  12.    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                |_|
-------- -----------------------------------------------------------------------
  13.    Percent of Class Represented by Amount in Row (11)
         61.5%*
-------- -----------------------------------------------------------------------
  14.    Type of Reporting Person (See Instructions)
         IN
-------- -----------------------------------------------------------------------

* The calculation of the foregoing percentage is based on 26,790,979.2 shares of Class A-1 Common Stock of HealthMarkets, Inc., outstanding as of April 5, 2006, as reported to the Reporting Persons by the Company.

ITEM 1.    SECURITY AND ISSUER

This statement relates to the class A-1 common stock, par value $0.01 per share ("Class A-1 Common Stock"), of HealthMarkets, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 9151 Grapevine Highway, North Richland Hills, Texas 76180.

ITEM 2.  IDENTITY AND BACKGROUND

This statement is being filed jointly by Blackstone Capital Partners IV L.P. ("BCP IV"), Blackstone Capital Partners IV-A L.P. ("BCP IV-A"), Blackstone Family Investment Partnership IV-A L.P. ("BFIP"), Blackstone Participation Partnership IV L.P. ("BPP", and together with BCP IV, BCP IV-A and BFIP, the "Blackstone Funds"), Blackstone Management Associates IV L.L.C. ("BMA"), Peter
G. Peterson and Stephen A. Schwarzman (the foregoing, collectively, the "Reporting Persons").

The principal business of the Blackstone Funds is investing in securities and committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments. The principal business of BMA consists of performing the functions of, and serving as, the general partner of the Blackstone Funds. The principal business address of each of the Blackstone Funds and BMA is 345 Park Avenue, New York, New York 10154. Delaware is the jurisdiction of formation for each of the Blackstone Funds and BMA.

Messrs. Peterson and Schwarzman are the founding members (the "Founding Members") of and control BMA. Each of the Founding Members is a United States citizen. The principal occupation of each of the Founding Members is serving as a principal executive officer and director of BMA, the Blackstone Funds, and other affiliated entities. The business address of the Founding Members is 345 Park Avenue, New York, New York 10154.

During the last five years, none of the Reporting Persons: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As described more fully in Item 6 of this Schedule 13D, on April 5, 2006 (the "Closing Date"), the Blackstone Funds acquired an aggregate of 16,486,486.4865 shares of Class A-1 Common Stock for an aggregate purchase price of $610,000,000.00, or $37.00 per share, in cash, upon completion of the Merger (as defined in Item 6 below) contemplated by the Agreement and Plan of Merger, dated as of September 15, 2005 (the "Merger Agreement"), by and among Premium Finance LLC, a Delaware limited liability company, Mulberry Finance Co., Inc., a Delaware corporation, DLJMB IV First Merger LLC, a Delaware limited liability company, Premium Acquisition, Inc., a Delaware corporation, Mulberry Acquisition, Inc., a Delaware corporation, DLJMB IV First Merger Co Acquisition Inc., a Delaware corporation, and the Company. The amount paid and the number of shares of Class A-1 Common Stock acquired by each Blackstone Fund in connection with the Merger is as follows:


                                 SHARES OF
                            CLASS A-1 COMMON STOCK                    AGGREGATE
ENTITY                            ACQUIRED                           PRICE PAID

         BCP IV             15,499,354.6865                    $573,476,123.34

         BCP IV-A              245,239.9100                    $9,073,876.66

         BFIP                  694,658.1100                    $25,702,350.00

         BPP                    47,233.7800                    $1,747,650.00


The Blackstone Funds funded such capital contributions by means of short-term borrowing from JPMorgan Chase, and subsequently called capital from their respective investors.

ITEM 4.  PURPOSE OF TRANSACTIONS

The responses set forth in Items 3 and 6 of this Schedule 13D are incorporated by reference into this Item 4 in their entirety. The Reporting Persons acquired the shares of Class A-1 Common Stock primarily for investment purposes.

Except as described in this Schedule 13D, the Reporting Persons currently have no plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the form of
Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act").

The shares of Class A-1 Common Stock held by Blackstone Funds in the aggregate represent a majority of the voting power of all of the outstanding common stock of the Company and, pursu-ant to the Stockholders Agreement (as defined in Item 6 below), the Blackstone Funds currently have the right to designate directors having a majority of the voting power of all directors of the Company.

Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Company's financial condition, business, operations and prospects, conditions in the securities markets generally, general economic and industry conditions, its business objectives and other relevant factors, to change its plans and intentions at any time, as it deems appropriate. In particular, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to (a) the restrictions contained in the Stockholders Agreement described in Item 6 of this Schedule 13D, and (b) any applicable limitations imposed on the sale of any of their Company securities by the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act") or other applicable law, to (i) purchase additional shares of Class A-1 Common Stock or other securities of the Company, (ii) sell or transfer shares of Class A-1 Common Stock beneficially owned by them from time to time in public or private transactions, and (iii) cause any of the Blackstone Funds to distribute in kind to their respective investors shares of Class A-1 Common Stock or other securities owned by such Blackstone Funds. In addition, the Reporting Persons or their designees to the Company board of directors may, if circumstances warrant, encourage, cause or seek to cause the Company or its subsidiaries to consider or explore: (i) extraordinary corporate transactions, such as a merger, (ii) sales or acquisitions of assets or businesses, (iii) changes to the capitalization or dividend policy of the issuer, and (iv) other material changes to the issuer's business or corporate structure. In addition, the Reporting Persons are aware that the Company may add additional directors to Company's board of directors during 2006.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(A) and (B) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

The Company has informed the Reporting Persons that, as of the Closing Date, after giving effect to the transactions contemplated by the Merger Agreement, there were 26,790,979.2016 shares of Class A-1 Common Stock issued and outstanding.

The Blackstone Funds, acting through their sole general partner BMA, have the sole power to vote or to direct the vote, and to dispose or to direct the disposition of, the Class A-1 Common Stock respectively owned by them. As a result, for purposes of section 13(d) of the Exchange Act, BMA may be deemed to beneficially own the shares of Class A-1 Common Stock directly owned by the respective Blackstone Funds of which it is the general partner. The Founding Members have power to vote or to direct the vote of, and to dispose or to direct the disposition of, the shares of Class A-1 Common Stock that may be deemed to be beneficially owned by BMA. As a result, each of the Founding Members may be deemed to beneficially own the shares of Class A-1 Common Stock that BMA may be deemed to beneficially own. Each of BMA and each Founding Member disclaims beneficial ownership of such shares, except (in the case of the Founding Members) to the extent of his pecuniary interest in such shares.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any other person described in Item 2 hereof is the beneficial owner of the Issuer Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

The GS Investors (as defined below) beneficially own 6,756,756.7567 shares of Class A-1 Common Stock, representing approximately 25.2% of the class. The DLJ Investors (as defined below) beneficially own 3,378,378.3784 shares of Class A-1 Common Stock, representing approximately 12.6% of the class. The Blackstone Funds, the GS Investors and the DLJ Investors have entered into certain agreements with the Company, described in Item 6 below. To the extent that, as a result of these agreements or otherwise, the Blackstone Funds, the GS Investors and the DLJ Investors may be deemed to comprise a group within the meaning of
Section 13(d)(3) of the Exchange Act, each of the Reporting Persons expressly disclaims membership in such group.

(C) Except as set forth in this Item 5, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has beneficial ownership of, or has engaged in any transaction during the past 60 days in, any shares of Class A-1 Common Stock.

(D)      Not applicable.

(E)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The responses set forth in Items 3 and 4 of this Schedule 13D are incorporated herein by reference in their entirety.

THE MERGER

Pursuant to the Merger Agreement, on April 5, 2006, each of Premium Acquisition, Inc. ("Merger Co 1"), Mulberry Acquisition, Inc. ("Merger Co 2") and DLJMB IV First Merger Co Acquisition Inc. ("Merger Co 3", and each of Merger Co 1, Merger Co 2 and Merger Co 3, a "Merger Co") merged with and into the Company , with the Company being the surviving corporation (the "Merger"). Upon consummation of the Merger, (i) each share of common stock of the Company, par value $0.01 per share (except for dissenting shares, shares held by certain senior managers of the Company and shares held in the Company's agent stock accumulation plans), was converted into the right to receive $37.00 in cash; (ii) each share of common stock of the Company held by certain senior managers of the Company was renamed Class A-1 Common Stock; (iii) each share of common stock of the Company beneficially owned through the Company's agent stock accumulation plans by the Company's independent insurance agents was converted into one share of Class A-2 Common Stock, par value $.01 per share, of the Company; and (iv) each share of common stock of each Merger Co was converted into one share of Class A-1 Common Stock of the Company. The Blackstone Funds held 16,486,486.4865 shares of common stock of Merger Co 1, which were converted into 16,486,486.4865 shares of Class A-1 Common Stock in the Merger. In connection with the Merger, the Company transferred substantially all of its assets and liabilities to HealthMarkets, LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company.

The aggregate amount of cash consideration paid to former stockholders of the Company in the Merger was $1,611,618,324. This cash consideration was funded by
(i) equity contributions of $610,000,000 by the Blackstone Funds, $250,000,000 by certain affiliates of Goldman Sachs Capital Partners, and $125,000,000 by certain affiliates of DLJ Merchant Banking Partners; (ii) borrowings of $500,000,000 under a senior credit facility of HealthMarkets, LLC; (iii) the issuance by HealthMarkets, LLC, a subsidiary of the Company, of $103,100,000 aggregate principal amount of junior subordinated notes to HealthMarkets Capital Trust I and HealthMarkets Capital Trust II, which issued to several third party investors preferred stock having an aggregate liquidation value of $100,000,000; and (iv) available cash of the Company. As a result of the Merger, (i) the Blackstone Funds acquired an aggregate of 16,486,486.4865 shares of Class A-1 Common Stock, representing approximately 61.5% of the total outstanding shares of Class A-1 Common Stock, (ii) Mulberry Holdings I, LLC, and Mulberry Holdings II, LLC (collectively, the "GS Investors") acquired 6,756,756.7567 shares of Class A-1 Common Stock, representing approximately 25.2% of the total outstanding shares of Class A-1 Common Stock, and (iii) DLJ Merchant Banking Partners IV, L.P., DLJ Offshore Partners IV, L.P., MBP IV Plan Investors, L.P., CSFB Strategic Partners Holdings III, L.P. and CSFB Strategic Partners Parallel Holdings III, L.P. (collectively, the "DLJ Investors") acquired an aggregate of 3,378,378.3784 shares of Class A-1 Common Stock, representing approximately 12.6% of the total outstanding shares of Class A-1 Common Stock.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 1 hereto and is incorporated by reference in its entirety into this Item 6.

In connection with the Merger, the Company amended and restated its certificate of incorporation and bylaws, which are filed as Exhibits 2 and 4 hereto and are incorporated by reference in their entirety into this Item 6. On April 17, 2006, the Company amended its certificate of incorporation to change its name from UICI to HealthMarkets, Inc.; the certificate of amendment relating to this amendment is filed as Exhibit 3 hereto. The Company has applied to delist its Class A-1 Common Stock from the New York Stock Exchange.

STOCKHOLDERS AGREEMENT

In connection with the Merger, the Blackstone Funds entered into a Stockholders Agreement, dated as of April 5, 2006 (the "Stockholders Agreement") with the Company, the GS Investors, the DLJ Investors, and the management stockholders named therein (the "Management Stockholders").

         COMPOSITION OF THE BOARD OF DIRECTORS

The Stockholders Agreement provides that following the Merger, the initial board of directors of the Company will consist of:

o up to up to 6 directors nominated or designated by the Blackstone Funds and any permitted transferee thereof (collectively, the "Blackstone Investor Group");
o up to 2 directors nominated or designated by the GS Investors and any permitted transferee thereof (collectively, the "GS Investor Group");
o up to one director nominated or designated by the DLJ Investors and any permitted transferee thereof (collectively, the "DLJ Investor Group" and each of the Blackstone Investor Group, GS Investor Group and DLJ Investor Group, an "Investor Group");
o one member of management of the Company to be nominated by Investor Groups holding a majority of the Class A-1 Common Stock held by the Investor Groups ("Management Director"); and
o additional directors, including directors who may be considered independent under various definitions of the Securities and Exchange Commission and stock exchanges to the extent deemed necessary or advisable ("Additional Director").

Pursuant to the Stockholders Agreement, the Blackstone Investor Group designated Messrs. Chinh E. Chu and Matthew S. Kabaker, the GS Investor Gropu designated Mr. Jones and Mr. Zilka, and the DLJ Investor Group designated Mr. Kamil M. Salame, as members of the board of directors of the Company. In addition, Mr. William J. Gedwed, President and Chief Executive Officer of the Company, and Mr. Mural R. Josephson have been appointed to the board of directors of the Company as Management Director and Additional Director, respectively.

The allocation of board representation to the Investor Groups will be reduced as the ownership interest of Class A-1 Common Stock of such Investor Group is reduced. The Blackstone Investor Group will have the ability to designate a majority of the directors for so long as it holds a majority of the shares of Class A-1 Common Stock issued to the Investor Groups in the Merger. Each Investor Group will lose its right to designate directors entirely when its ownership of shares of Class A-1 Common Stock is less than the greater of (i) five percent of the shares of Class A-1 Common Stock issued to the Investor Groups in the Merger and (ii) three percent of the then-outstanding shares of Class A-1 Common Stock. Generally, each director will have one vote. However, if the Blackstone Investor Group nominates or designates fewer than the maximum number of directors to which they are entitled, then the directors nominated or designated by the Blackstone Investor Group will have aggregate voting power on board matters equal to the maximum number of directors that the Blackstone Investor Group is entitled to nominate or designate divided by the number of directors they have actually nominated or designated.

         APPROVAL RIGHTS

The Stockholders Agreement provides that without the approval of directors designated by at least two Investor Groups, in addition to any customary board approval, the Company will not, and will cause its subsidiaries not to, take certain actions, including:

o certain mergers, consolidations, business combinations, reorganizations or liquidations;
o certain acquisitions or dispositions of business or assets valued in excess of 20% of the fair market value of the total assets of the Company and its subsidiaries; certain debt and preferred stock issuances that would increase the aggregate debt and preferred stock level by an amount in excess of 20% of the fair market value of the total assets of the Company and its subsidiaries;
o transactions with affiliates, other than de minimis transactions on arm's length terms; or
o amendments to the certificate of incorporation or bylaws with the purpose or effect of the transactions described above or that would conflict with other terms of the Stockholders Agreement.

The Stockholders Agreement also provides that, without the approval of the affected Investor Group, if the affected party is an Investor Group, or the approval of a majority (by ownership of shares of Class A-1 Common Stock) of the Management Stockholders, if the affected party is a Management Stockholder, neither the Stockholders Agreement nor the Company's certificate of incorporation or bylaws may be amended in a manner that imposes additional transfer restrictions, limits any Investor Group's right to designate directors or further limits "tag-along" rights or the rights of a stockholder to participate in public offerings. The Stockholders Agreement and the Company's certificate of incorporation and bylaws may not be amended without the approval of each affected Investor Group, if such amendment would subject any Investor Group to materially adverse differential treatment as compared to the other Investor Groups.

In addition, as long as any GS Investor Group remains party to the Stockholders Agreement, the Company and its subsidiaries are not permitted to directly or indirectly acquire or otherwise control equity securities of any bank holding company, depositary institution or certain other bank entities without the approval of the GS Investor Group and at least one other Investor Group.

         TRANSFER RESTRICTIONS

Under the Stockholders Agreement, transfers of shares of Class A-1 Common Stock are generally prohibited except:

o pursuant to "tag-along" sales and "drag-along" sales, as described below in "-- Tag-Along Rights" and "-- Drag-Along Rights", respectively;
o after an initial public offering of the Company (and subject to the provisions of the Registration Rights and Coordination Committee Agreement described below):
o   in a registered public offering;
o   pursuant to Rule 144 promulgated under the Securities Act; or
o in a distribution of shares of Class A-1 Common Stock by an Investor Group to its general or limited partners, members, managers or shareholders; or
o with the approval of the Investor Groups holding a majority of the shares held by the Investor Groups.

In addition, members of each Investor Group are permitted to transfer their shares of Class A-1 Common Stock to investment funds that are directly or indirectly managed or advised by the manager or advisor of such Investor Group.

Finally, Management Stockholders are permitted to transfer their shares of Class A-1 Common Stock:

o   to the Company;
o upon the death of the holder, pursuant to applicable laws of descent and distribution; or
o for estate planning purposes, pursuant to a transfer to the holder's immediate family, whether directly or indirectly by means of a trust or partnership or other bona fide estate-planning vehicle the only beneficiaries of which are the holder's immediate family.

         TAG-ALONG RIGHTS

If any Investor Group proposes to transfer shares of Class A-1 Common Stock in a "tag-along sale" (as described below), then that Investor Group will be required to offer to each other Investor Group the right to sell a pro rata portion of its shares on the same terms and conditions as the proposed transfer. This right to tag-along is also provided to Management Stockholders if the shares proposed to be transferred by the Investor Groups initiating the sale represent more than 50% of the outstanding shares of Class A-1 Common Stock.

A "tag-along sale" means:

o before an initial public offering of the common stock of the Company, a transfer (1) of at least 1% of the outstanding shares of Class A-1 Common Stock by the Investor Groups holding a majority of the outstanding shares of Class A-1 Common Stock held by the Investor Groups in the aggregate or (2) of at least 5% of the outstanding shares of Class A-1 Common Stock held by any Investor Group; and
o after an initial public offering of the common stock of the Company, a transfer by an Investor Group of at least 10% of the total amount of shares of Class A-1 Common Stock outstanding.

         DRAG-ALONG RIGHTS

If the Investor Groups collectively own at least fifty percent (50%) of the Company's outstanding Class A-1 Common Stock, and Investor Groups owning at least thirty-five percent (35%) of the Company's Class A-1 Common Stock propose to sell shares of the Company's common stock to any third party which, taking into account all shares to be transferred in this or similar transactions, would result in the transfer of greater than 50% of the outstanding common stock of the Company, then the selling Investor Groups will have the option to obligate each holder of Class A-1 Common Stock to sell the same proportion of the holder's shares as is sold by the selling Investor Groups. Upon the exercise of this drag-along option, each holder of Class A-1 Common Stock that is party to the Stockholders Agreement will be subject to many of the same terms as those applicable to shares held by the selling Investor Groups.

         INFORMATION RIGHTS

The Stockholders Agreement requires the Company to prepare and furnish to each Investor Group and Management Stockholder annual and quarterly financial statements, operating and capital expenditure budgets, and to the extent otherwise prepared, other periodic information relating to the operations and cash flows of the Company and its subsidiaries.

         PREEMPTIVE RIGHTS

Under the Stockholders Agreement, each Investor Group and Management Stockholder will have preemptive rights to acquire securities to be issued by the Company in order to maintain their then-current proportionate ownership of common stock, subject to certain exceptions.

         LINE OF BUSINESS COVENANT

The Stockholders Agreement requires the Company to advise each Investor Group before the Company directly or indirectly enters into any line of business materially different from its existing lines of business and to discuss in good faith and reasonably cooperate with the Investor Groups' efforts toward resolving any regulatory problem that such actions may cause them.

         COMPANY REPURCHASE RIGHT

Prior to an initial public offering of the Company's stock, in the event the employment of a Management Stockholder is terminated "for cause," as such term is defined in the manager's employment agreement, the Company will have the right to purchase such holder's Class A-1 Common Stock at a price equal to the lesser of: (x) the weighted average price paid by the Management Stockholder or
(y) the fair market value of the shares to be redeemed (as determined in good faith by the board of directors). In the event the employment of a Management Stockholder is terminated other than "for cause" or if the Management Stockholder terminates his or her employment, the Company will have the right to purchase the holder's Class A-1 Common Stock at the fair market value of the shares. In these circumstances, at the discretion of the board of directors, in light of the availability under or limitations imposed by any credit agreement or other debt agreement and the capital and liquidity position of the Company, it may pay the repurchase price in the form of a note.

The foregoing description of the Stockholders Agreement is qualified in its entirety by reference to the full text of the Stockholders Agreement, which is filed as Exhibit 5 hereto and is incorporated by reference in its entirety into this Item 6.

REGISTRATION RIGHTS AND COORDINATION COMMITTEE AGREEMENT

The Blackstone Funds also entered into a Registration Rights and Coordination Committee Agreement, dated as of April 5, 2006 (the "Registration Rights and Coordination Committee Agreement") with the Company, the GS Investors, the DLJ Investors and the Management Stockholders. Under the Registration Rights and Coordination Committee Agreement, following an initial public offering of the Company's stock, the Blackstone Investor Group will have the right to demand registration under the Securities Act of its shares for public sale on up to five occasions, the GS Investor Group will have the right to demand such registration on up to two occasions, and the DLJ Investor Group will have the right to demand such registration on one occasion. No more than one such demand is permitted to be made in any 180-day period without the consent of the board of directors of the Company. In addition, both the Investor Groups and Management Stockholders have "piggy-back" rights, or rights to request that their shares be included in registrations initiated by the Company or by an Investor Group.

Following an initial public offering of the Company's stock, sales or other transfers of the Company's stock by parties to the Registration Rights and Coordination Committee Agreement will be subject to pre-approval by a Coordination Committee that will consist of representatives from each of the Investor Groups with certain limited exceptions. In addition, the Coordination Committee shall have the right to request that the Company effect a "shelf" registration.

The foregoing description of the Registration Rights and Coordination Committee Agreement is qualified in its entirety by reference to the full text of the Registration Rights and Coordination Committee Agreement, which is filed as
Exhibit 6 hereto and is incorporated by reference in its entirety into this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

See the Exhibit Index to this Schedule 13D, which is incorporated herein by reference.

                                  EXHIBIT INDEX

 Exhibit                                 Description
-----------    -----------------------------------------------------------------

    1. Agreement and Plan of Merger, dated as of September 15, 2005, by and among Premium Finance LLC, Mulberry Finance Co., Inc., DLJMB IV First Merger LLC, Premium Acquisition, Inc., Mulberry Acquisition, Inc., DLJMB IV First Merger Co Acquisition Inc., and the Company (incorporated by reference to Exhibit 2.1 to the Company's Registration Statement on Form S-4 filed on January 20, 2006)

    2. Certificate of Incorporation of the Company (incorporated by reference to Exhibit 1 to the Company's Registration Statement on Form 8-A filed on April 5, 2006)

    3. Certificate of Amendment to Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on April 17,
                    2006)

    4. By-Laws of the Company (incorporated by reference to Exhibit 2 to the Company's Registration Statement on Form 8-A filed on April 5, 2006)

    5. Stockholders Agreement, dated as of April 5, 2006, by and among the Company and certain stockholders named therein (incorporated by reference to Exhibit 4.1 to Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 for the UICI Restated and Amended 1987 Stock Option Plan filed by the Company on April 6, 2006)

    6. Registration Rights and Coordination Committee Agreement, dated as of April 5, 2006, by and among the Company and certain stockholders named therein (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Company on April 11, 2006).

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

April 17, 2006

                                          BLACKSTONE CAPITAL PARTNERS IV L.P.


                                          By: Blackstone Management Associates
                                              IV L.L.C., its General Partner


                                              By: /s/ Chinh Chu
                                              ----------------------------------
                                              Name:   Chinh Chu
                                              Title:  Member



                                          BLACKSTONE CAPITAL PARTNERS IV-A L.P.


                                          By: Blackstone Management Associates
                                              IV L.L.C., its General Partner


                                              By: /s/ Chinh Chu
                                              ----------------------------------
                                              Name:   Chinh Chu
                                              Title:  Member



                                          BLACKSTONE FAMILY INVESTMENT
                                          PARTNERSHIP IV-A L.P.


                                              By: Blackstone Management
                                                  Associates IV L.L.C., its
                                                  General Partner


                                              By: /s/ Chinh Chu
                                              ----------------------------------
                                              Name:   Chinh Chu
                                              Title:  Member


                        [Signature Page to Schedule 13D]

                                          BLACKSTONE PARTICIPATION PARTNERSHIP
                                          IV L.P.


                                              By: Blackstone Management
                                                  Associates IV L.L.C., its
                                                  General Partner

                                              By: /s/ Chinh Chu
                                              ----------------------------------
                                              Name:   Chinh Chu
                                              Title:  Member


                                          BLACKSTONE MANAGEMENT ASSOCIATES IV
                                          L.L.C.


                                              By: /s/ Chinh Chu
                                              ----------------------------------
                                              Name:   Chinh Chu
                                              Title:  Member


                                           PETER G. PETERSON

                                            /s/ Peter G. Peterson
                                           -------------------------------------



                                           STEPHEN A. SCHWARZMAN

                                            /s/ Stephen A. Schwarzman
                                           -------------------------------------